EXHIBIT G


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


     SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-     )
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     Filings under the Public Utility Holding Company Act of 1935, as amended
("Act")

     April   , 2001
           --

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by May
  , 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street,
--
N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued
in the matter. After May   , 2001, the application(s) and/or declaration(s), as
                         --
filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     AMEREN CORPORATION (70-[    ])
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     Ameren Corporation ("Ameren"), a registered holding company whose principal executive offices are at 1901 Chouteau Avenue, St. Louis, Missouri 63103, has filed an application-declaration in this proceeding designating Sections 6(a), 7 and 12(b) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), as applicable to the proposed transactions.

     Ameren owns all of the issued and outstanding common stock of Union Electric Company d/b/a AmerenUE ("AmerenUE") and Central Illinois Public Service Company d/b/a AmerenCIPS ("AmerenCIPS"), each of which is an electric and gas utility company. Together, AmerenUE and AmerenCIPS provide retail and wholesale electric service to approximately 1.5 million customers and retail natural gas service to approximately 300,000 customers in a 24,500 square-mile area of Missouri and Illinois. For the year ended December 31, 2000, Ameren reported


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total operating revenues of $3,855,849,000, of which approximately 91.4% were derived from electric operations and 8.4% from gas operations.

     In addition to its two public-utility subsidiaries, Ameren directly owns all of the issued and outstanding common stock of five non-utility subsidiary companies, as follows: Ameren Services Company, a subsidiary service company; Ameren Energy, Inc., an "energy-related company" within the meaning of Rule 58 that engages in short-term wholesale purchases and sales of electricity as agent for AmerenUE and Ameren Energy Generating Company ("Genco"); Ameren Development Company ("Ameren Development"), an intermediate non-utility holding company that was formed to acquire and hold the securities of other exempt and authorized non-utility companies; Ameren Energy Resources Company ("Resources"), also an intermediate non-utility holding company, which holds the securities of other exempt and authorized non-utility companies, including Ameren Energy Development Company and Genco, which are "exempt wholesale generators" ("EWGs") within the meaning of Section 32 of the Act; and CIPSCO Investment Company, which manages various non-utility investments.

     The aforementioned direct and indirect non-utility subsidiaries of Ameren and any other current or future non-exempt, non-utility subsidiaries of Ameren are hereafter referred to collectively as the "Non-utility Subsidiaries."

     Ameren is seeking to restate and extend its current financing authorization, which is summarized as follows:

o By order dated March 13, 1998 in File No. 70-9133,1 as amended by order dated April 26, 1999 2 (as so amended, the "Current Financing Order"), Ameren is authorized to issue and sell from time to time through February 27, 2003 (i) up to 25 million shares of Common Stock for general corporate purposes other than for use under Ameren's dividend reinvestment and employee benefit plans, (ii) commercial paper and/or other short-term debt ("Short-term Debt") in an aggregate principal amount at any one time outstanding not to exceed $1.5 billion, and (iii) unsecured notes having maturities of more than one year and up to 40 years ("Debentures") in an aggregate principal amount at any time outstanding not to exceed $300 million, subject to an overall limitation of $1.5 billion on the aggregate principal amount of Short-term Debt and Debentures at any one time outstanding. In addition, Ameren is authorized to provide guarantees and other forms of credit support ("Guarantees") on behalf of its Non-utility


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     1    See Ameren Corporation, et al., Holding Co. Act Release No. 26841
(Mar. 13, 1998).

     2    See Ameren Corporation, et al., Holding Co. Act Release No. 27011
(Apr. 26, 1999).


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     Subsidiaries in an aggregate amount at any one time outstanding not to exceed $1 billion.

o In addition, under the terms of the Commission's order approving Ameren's acquisition of AmerenUE and AmerenCIPS (the "Merger Order"),3 Ameren is authorized to issue and/or acquire in open market transactions for the purpose of issuance, from time to time through December 30, 2002, an additional 15 million shares of its Common Stock under its dividend reinvestment plan and certain employee benefit plans. Any shares of Common Stock used to fund these plans may be, at the discretion of Ameren, authorized but unissued shares, treasury shares or shares purchased by Ameren on the open market by an independent plan administrator or agent.

o By order dated April 24, 1998 in File No. 70-9177 ("Incentive Plan Order"),4 Ameren is authorized , through March 31, 2003, to issue and/or acquire in the open market up to 4 million shares of its Common Stock for purposes of making awards under its long-term incentive plan. This is in addition to shares of Common Stock that may be issued or purchased under the Current Financing Order and Merger Order. Any shares of Common Stock used to fund this plan may be, at the discretion of Ameren, authorized but unissued shares, treasury shares or shares purchased by Ameren on the open market by an independent plan administrator or agent.

o By order dated July 23, 1999 in File No. 70-9427 ("Restructuring Order"),5 Ameren is authorized, through December 31, 2003, to, among other things, organize and acquire the equity securities of one or more new subsidiaries ("Financing Subsidiaries") to facilitate the issuance and sale of long-term debt or equity securities to investors other than Ameren in order to finance Ameren's direct or indirect investments in Non-utility Subsidiaries. Under the Restructuring Order, the Commission reserved jurisdiction over the transfer of any financing proceeds of a Financing Subsidiary to Ameren pending completion of the record.


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     3    See Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30,
1997).

     4    See Ameren Corporation, et al., Holding Co. Act Release No. 26862
(Apr. 24, 1998).

     5    See Ameren Corporation, et al., Holding Co. Act Release No. 27053
(July 23, 1999).


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     Ameren is now requesting approval for a program of external financing and credit support arrangements for the period through June 30, 2005 ("Authorization Period"), as follows:

     Long-term Securities: Ameren requests authority to issue and sell from time
     --------------------
to time, directly or indirectly through one or more direct Financing Subsidiaries, equity securities and long-term debt securities in an aggregate amount at any time outstanding not to exceed $2.5 billion. Within such overall financing limitation, Ameren proposes to issue and sell Common Stock and Preferred Stock 6 and, directly or through one or more direct Financing Subsidiaries, unsecured long-term indebtedness ("Long-term Debt") and other forms of preferred or equity-linked securities having maturities of up to 50 years. The dividend rate on any series of Preferred Stock or other preferred or equity-linked securities will not exceed at the time of issuance 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities, or, if no such Treasury security is outstanding, then the yield to maturity of a 30-year U.S. Treasury Bond, and the interest rate on any Long-term Debt will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the average life of such Long-term Debt, or, if no such Treasury security is outstanding, then the yield to maturity of a 30-year U.S. Treasury Bond

     Stock-Based Plans: Ameren requests authority to issue up to 25 million
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shares of Common Stock pursuant to its dividend reinvestment plan and employee savings and incentive compensation plans maintained for its officers and employees, or other similar stock-based plans adopted in the future.

     Short-term Debt: Ameren requests authority to issue and sell from time to
     ---------------
time, directly or indirectly through one or more Financing Subsidiaries, Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1.5 billion. Short-term Debt may include commercial paper sold in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Ameren also proposes to establish and maintain back-up credit lines


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     6    Any shares of Preferred Stock issued under the authorization in this proceeding would be in addition to any Preferred Stock that may be issued under Ameren's stock purchase rights plan, as authorized by the Commission. See Ameren Corporation, Holding Co. Act Release No. 26961 (Dec. 29, 1998).


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with banks or other institutional lenders to support its commercial paper program(s) and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and existing market conditions providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. Loans under these lines will have maturities of less than one year from the date of each borrowing. The effective cost of money on all Short-term Debt will not exceed at the time of issuance 300 basis points over the London Interbank Offered Rate ("LIBOR").

     Guarantees: Ameren requests authority to provide Guarantees on behalf or
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for the benefit of its Non-utility Subsidiaries in an aggregate principal or nominal amount not to exceed $1.5 billion at any one time outstanding, provided that any securities issued by Financing Subsidiaries of Ameren that are guaranteed or supported by other forms of credit enhancement provided by Ameren will not count against this limitation. In addition to parent guarantees, Guarantees may also be provided in the form of formal credit enhancement agreements, including but not limited to "keep well" agreements and reimbursement undertakings under letters of credit. Ameren proposes to charge any Non-utility Subsidiary a fee for each Guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the Guarantee remains outstanding.

     Upon the effective date of the Commission's order in this proceeding, Ameren will relinquish its authority to issue securities (including Guarantees) under the Current Financing Order, the Merger Order, and the Incentive Plan Order.

     In addition to the foregoing financing proposals, Ameren is requesting that the Commission release jurisdiction heretofore reserved under the Restructuring Order over the transfer of any financing proceeds of a Financing Subsidiary to Ameren.

     Ameren will utilize the proceeds of financing authorized hereunder for general and corporate purposes including: (a) financing, in part, of the capital expenditures of Ameren and its subsidiaries; (b) financing working capital requirements and capital spending of the Ameren system; (c) financing exempt acquisitions of interests in EWGs and "foreign utility companies" ("FUCOs"), subject to the limitations of Rule 53; (d) financing exempt acquisitions of interests in "energy-related companies," as defined in Rule 58, subject to the limitations of that rule; (e) the acquisition, retirement, refinancing or redemption of securities of which Ameren is the issuer pursuant to Rule 42; and/or (f) the acquisition of the securities of other types of non-utility companies as authorized by the Commission in a separate proceeding.


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